

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Henry Liu
Chief Executive Officer
Lakeside Holding Limited
1475 Thorndale Avenue, Suite A
Itasca, Illinois 60143

> **Re: Lakeside Holding Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 21, 2024**
> **File No. 333-278416**

Dear Henry Liu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 23.1, page 1

1.   Please obtain and file an updated consent from your auditor.

Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Yang Ge, Esq.